U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

1. Name of the Registrant:

ICOS Corporation

2. Name of persons relying on exemption:

(i) HealthCor Management, L.P., a Delaware limited partnership; (ii) HealthCor Associates, LLC, a Delaware limited liability company; (iii) Joseph Healey; and (iv) Arthur Cohen (collectively, the “HealthCor Group”).

3. Address of persons relying on exemption:

(i) HealthCor Management, L.P.
Carnegie Hall Tower
152 West 57th Street, 47th Floor
New York, New York 10019

(ii) HealthCor Associates, LLC
Carnegie Hall Tower
152 West 57th Street, 47th Floor
New York, New York 10019

(iii) Joseph Healey
Carnegie Hall Tower
152 West 57th Street, 47th Floor
New York, New York 10019

(iv) Arthur Cohen
12 South Main Street, #203
Norwalk, CT 06854

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).
On October 17, 2006, ICOS Corporation (the “Company”) announced that it had entered into a merger agreement whereby it would be acquired by Eli Lilly and Company (“Eli Lilly”) and on November 1, 2006, the Company filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) whereby the Company’s management recommended that the Company’s shareholders vote to approve the merger with a consideration of $32 per share of common stock of the Company. After reviewing the terms of the merger and the financial condition of the Company, the HealthCor Group determined that it intends to not vote in support of the merger as it does not believe the consideration offered adequately compensates the Company’s shareholders for their interest in the Company.

In response to an unsolicited request from Institutional Shareholder Services (“ISS”) for information regarding our intention to vote against the proposed acquisition of ICOS by Eli Lilly, we met with ISS on November 28, 2006 and explained our position regarding the proposed merger and provided ISS with a package of supporting written materials (the “ISS Presentation Material”). On November 30, 2006 the Company filed under cover of Schedule 14A shareholder presentation material designed to provide a rationale for the valuation being offered to its shareholders. After reviewing the presentation material we determined that: it did not address many of the serious concerns we have raised; it relies in part on an undisclosed analysis; aspects of the material, in our view, actually support some of our positions; under the compensation arrangement entered into between the Company and Merrill Lynch, Pierce, Fenner & Smith (“Merrill”), the Company’s financial advisor for the proposed merger, Merrill is not incentivized to maximize shareholder value; and under compensation arrangements entered into the day before the proposed merger was announced between the Company and its management, management has a meaningful financial incentive to close the transaction on a basis unfavorable to the Company’s shareholders. On December 4, 2006 the HealthCor Group delivered a letter to the Company's Board of Directors setting forth its positions (the "December 4th Letter").

A copy of the December 4th Letter and the ISS Presentation Material are attached hereto as Exhibits 1 and 2, respectively.

A copy of the December 4th Letter and the ISS Presentation Material were also included as Exhibits to a Schedule 13D/A (Amendment no. 2) filed by the HealthCor Group with the SEC on December 4, 2006.

Exhibit Index

Exhibit 1.	Letter sent by HealthCor Management, L.P. to the Board of Directors of ICOS Corporation dated December 4, 2006.

Exhibit 2.	Presentation material prepared for HealthCor Management, L.P.’s meeting with Institutional Shareholder Services on November 28, 2006.